UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

PRICE SENSITIVE INFORMATION

BBVA hereby announces its irrevocable decision to early redeem its Subordinated Notes issuance, carried out for a total amount of EUR 1,500 million and with ISIN code XS1055241373 (the “Issuance”), that was qualified as Tier 2 capital of the Bank and the Group, next 11 April 2019 (coinciding with the Optional Redemption Date) and once the prior consent from the European Central Bank has been obtained.

The Optional Redemption Amount per Subordinated Note shall be EUR 100,000 plus any accrued and unpaid interests until (but excluding) 11 April 2019, which amounts EUR 3,500 per Subordinated Note, and shall be paid to Holders in accordance with the terms and conditions of the Issuance.

Madrid, 19 February, 2019

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 19, 2019	By:	/s/ Antonio Borraz Peralta
	Name:	Antonio Borraz Peralta
	Title:	Assets and Liabilities Management Director